                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 5)
                             -----------------------

                              ATLANTIC REALTY TRUST
                              ---------------------
                                (Name of Issuer)

         Common Shares of Beneficial Interest, Par Value $.01 per share
         --------------------------------------------------------------
                         (Title of Class of Securities)

                                    048798102
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)
                             -----------------------

                     Carolyn Tiffany                              David J. Heymann
First Union Real Estate Equity and Mortgage Investments    Post Heymann & Koffler, LLP
                     7 Bulfinch Place                            Two Jericho Plaza
                        Suite 500                                      Wing A
               Boston, Massachusetts 02114                    Jericho, New York 11753
                      (617) 570-4614                               (516) 681-3636

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 Augest 3, 2004
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                          Page 1 of 5

CUSIP NO.  048798102                 13D/A                           Page 2 of 5

--------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

              First Union Real Estate Equity and Mortgage Investments I.R.S. I.D. No. 34-6513657
--------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group *

                                         (a) [ ]
                                         (b) [ ]
--------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------
4.  Sources of Funds *

                         WC
--------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                             [ ]
--------------------------------------------------------------------
6.      Citizenship or Place of Organization

                         Ohio
--------------------------------------------------------------------
Number                   7. Sole Voting Power        0
of                 ______________________________________________
Shares                   8.  Shared Voting Power        - 0 -
Beneficially       ______________________________________________
Owned by Each            9.  Sole Dispositive Power  0
Reporting          ______________________________________________
Person With              10.  Shared Dispositive Power  - 0 -
--------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                             [ ]
------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%

------------------------------------------------------------------
14.  Type of Reporting Person*

     OO
------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  048798102                 13D/A                           Page 3 of 5

--------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               Michael L. Ashner
--------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group *

                                              (a) [ ]
                                              (b) [ ]
--------------------------------------------------------------------
3.  SEC Use Only

--------------------------------------------------------------------
4.  Sources of Funds *

                         WC
--------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) of 2(f)

                                                  [ ]
--------------------------------------------------------------------
6.      Citizenship or Place of Organization

                         New York
--------------------------------------------------------------------
Number                   7.  Sole Voting Power        -0-
of                 ______________________________________________
Shares                   8.  Shared Voting Power       - 0 -
Beneficially       ______________________________________________
Owned by Each            9.  Sole Dispositive Power   -0-
Reporting          ______________________________________________
Person With              10.  Shared Dispositive Power  - 0 -
--------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     0
------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*
                                                  [ ]
------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     0%

------------------------------------------------------------------
14.  Type of Reporting Person*

     IN
------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 5 amends certain information contained in the
Schedule 13D filed jointly by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union") and Michael L. Ashner, with respect to their interests in Atlantic Realty Trust, as amended by Amendment No. 1 to Schedule 13D dated January 15, 2004, as further amended by Amendment No. 2 to Schedule 13D dated April 19, 2004, as further amended by Amendment No. 3 dated July 19, 2004 and as further amended by Amendment No. 4 dated July 20, 2004 (as amended, the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

         Item 5.  Interest of Securities of the Issuer.
                  ------------------------------------

         (a) On August 3, 2004, First Union and Ashner transferred their remaining Shares. As a result, neither First Union nor Ashner hold any Shares.

         (b)      Not applicable

         (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union. All such transactions were sales effected by First Union either on the open market or, in the case of the August 3 sale, a privately negotiated transaction.

         Date                   Number of Shares             Price Per Share
         ----                   ----------------             ---------------
         6/9/04                         3,000                   $16.10
         6/10/04                        7,600                   $16.91
         6/23/04                        3,750                   $16.61
         6/24/04                          650                   $16.65
         7/13/04                        5,250                   $16.50
         7/16/04                       19,300                   $16.50
         7/19/04                        2,900                   $16.40
         7/20/04                       25,600                   $16.40
         7/21/04                        9,240                   $16.50
         7/22/04                        1,925                   $16.50
         8/3/04                       183,085                   $17.00

Set forth below is a description of all transactions in Shares that were effected during the past sixty days by Ashner. All such transactions were sales effected by Ashner either on the open market or, in the case of the August 3 sale, a privately negotiated transaction.

         Date                   Number of Shares             Price Per Share
         ----                   ----------------             ---------------
         6/9/04                         1,400                   $16.10
         6/10/04                        2,575                   $16.91
         6/23/04                        1,250                   $16.61
         6/24/04                          225                   $16.65
         7/13/04                        1,750                   $16.50
         7/16/04                        6,400                   $16.50
         7/19/04                        1,000                   $16.40
         7/20/04                        8,500                   $16.40
         7/21/04                        2,760                   $16.50
         7/22/04                          575                   $16.50
         8/3/04                        52,065                   $17.00

         (d)  Not applicable

         (e)  Not applicable

                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 4, 2004                      FIRST UNION REAL ESTATE EQUITY AND
                                            MORTGAGE INVESTMENTS


                                            By: /s/ Michael L. Ashner
                                                ---------------------
                                                Michael L. Ashner
                                                Chief Executive Officer


Dated:  August 4, 2004                      /s/ Michael L. Ashner
                                            ---------------------
                                            Michael L. Ashner